FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month June, 2023

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

OTHER NEWS

Subject: Outcome of Board Meeting - Proposed delisting of equity shares of ICICI Securities pursuant to a scheme of arrangement

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“Listing Regulations”), we wish to inform you that after considering the recommendation and report of the Audit Committee and the Committee comprising of all the Independent Directors, the Board of Directors of ICICI Bank Limited ("Bank"), at its meeting held today has, inter alia, approved the draft scheme of arrangement for delisting of equity shares of ICICI Securities Limited (“ICICI Securities” or “the Company”) by issuing equity shares of the Bank to the public shareholders of ICICI Securities in lieu of cancellation of their equity shares in the Company (“Scheme”), thereby making ICICI Securities a wholly-owned subsidiary of the Bank, in accordance with Chapter VI, Part C, Regulation 37 of the SEBI (Delisting of Equity Shares) Regulations, 2021, subject to receipt of requisite approvals ("Proposed Transaction”).

Pursuant to the Scheme, public shareholders of ICICI Securities would be allotted 67 equity shares of ICICI Bank for every 100 equity shares of ICICI Securities (“Share Exchange Ratio”).

The Scheme is subject to the receipt of requisite approvals from the shareholders and creditors of the Bank and the Company, Reserve Bank of India (“RBI”), the National Company Law Tribunal, BSE Limited and the National Stock Exchange of India Limited (collectively, the “Stock Exchanges”), and other statutory and regulatory authorities, under applicable law.

Pursuant to Regulation 30 read with paragraph A of part A of Schedule III of the SEBI (Listing Obligations & Disclosure Requirements) Regulations, 2015, and SEBI circular no. CIR/CFD/CMD/4/2015 dated September 9, 2015, we have provided additional details in the enclosed annexure along with the salient features of the draft Scheme of Arrangement.

Disclaimer: The Proposed Transaction relates to securities of an Indian company and is proposed to be effected by means of a scheme of arrangement under Indian law. A transaction effected by means of a scheme of arrangement is not subject to the proxy solicitation or tender offer rules under the U.S. Securities Exchange Act of 1934 (the “Exchange Act"). The Proposed Transaction is subject to the disclosure requirements, rules and practices applicable in India to schemes of arrangement, which differ from the requirements of the U.S. proxy solicitation and tender offer rules.

ICICI Bank securities to be issued in the Proposed Transaction have not been and will not be registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold in the United States absent registration or an available exemption from the registration requirements of the Securities Act. Accordingly, the ICICI Bank securities to be issued in the Proposed Transaction are expected to be issued in reliance upon the exemption from the registration requirements of the Securities Act provided by Section 3(a)(10) of the Securities Act or another available exemption under the Securities Act.

Certain statements in this release relating to a future period of time (including inter alia concerning our future business plans or growth prospects) are forward-looking statements intended to qualify for the 'safe harbor' under applicable securities laws including the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. Any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of the date of this release. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

Please take the above information on record.

Annexure

Clause 1.1, Regulation 30 read with para A of part A of Schedule III of the SEBI (Listing Obligations & Disclosure Requirements) Regulations, 2015

a.	Name of the target entity, details in brief such as size, turnover etc.

ICICI Securities Limited (“ICICI Securities”) had total assets of ₹ 155.69 billion at March 31, 2023 (on a consolidated basis). Please see further details below:

Turnover (FY2023) : ₹ 34.25 billion

PAT (FY2023): ₹ 11.18 billion

b.	Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arms length”

Not applicable. ICICI Bank does not have any promoters.

The Proposed Transaction involves cancellation of shares held by public shareholders of ICICI Securities, which will result in ICICI Securities becoming a wholly owned subsidiary of the Bank, in accordance with the terms of the SEBI (Delisting of Equity Shares) Regulations, 2021. The Share Exchange ratio has been determined based on the valuation report issued by the independent valuers, on which the merchant banker has given a fairness opinion.

c.	Industry to which the entity being acquired belongs	Financial services
d.	Objects and effects of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity)

•    The Indian financial sector is expected to benefit significantly from the faster pace of digital adoption which provides seamless access to financial markets and increasing savings accumulation and growth in financial assets in India

ICICI Bank offers a comprehensive suite of banking services and ICICI Securities offers a comprehensive suite of investment and personal finance services. Both the companies would be able to leverage the strong composite proposition to provide holistic financial services to existing and new customers. Further, with the Company as a 100% subsidiary, it is expected that both entities would be able to better capitalize on the synergies in line with the Customer 360 focus of the Bank.

•    The securities broking business is inherently cyclical as it is significantly dependent on macro-economic environment and buoyancy in equities market.

•    ICICI Securities is a low capital consuming business and the internal accruals are more than adequate to fund business growth. ICICI Bank is not expected to be required to make additional capital infusion into the Company.

•    Strong financial position of the Bank with a standalone net worth of ₹ 2,007.16 billion at March 31, 2023 and market capitalization of ~₹ 6.5 trillion as at June 23, 2023.

While there are business synergies between the Bank and its subsidiary, a consolidation by way of merger is not permissible on account of regulatory restrictions on the Bank from undertaking securities broking business departmentally.

e.	Brief details of any governmental or regulatory approvals required for the acquisition

The scheme will be effective subject to approval from the National Company Law Tribunal (NCLT), no-objection certificates from the stock exchanges, Reserve Bank of India (RBI) approval, and any other statutory and regulatory approvals as may be required.

f.	Indicative time period for completion of the acquisition	12-15 months
g.	Nature of consideration - whether cash consideration or share swap and details of the same

Share swap

Based on the valuation report of the independent registered valuers, on which the merchant banker has given a fairness opinion, the public shareholders of ICICI Securities would be allotted 67 equity shares of ICICI Bank for every 100 equity shares of ICICI Securities.

h.	Cost of acquisition or the price at which the shares are acquired	Not applicable. Please see (g) above for share swap details.

i.	Percentage of shareholding / control acquired and / or number of shares acquired

As on March 31, 2023, ICICI Bank held 74.85% of the equity shares of ICICI Securities and the balance 25.15% equity shares were held by the public. Pursuant to the Proposed Transaction, ICICI Securities will become a wholly owned subsidiary of the Bank.

j.	Brief background about the entity acquired in terms of products/line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)

ICICI Securities Limited is an integrated technology-based financial services firm, offering a bouquet of services, including retail and institutional broking, financial products distribution and wealth management, and issuer and advisory services.

Date of incorporation: March 9, 1995

History of last 3 years turnover (total revenue from operations + other income on a consolidated basis):

FY2023: ₹ 34.25 billion

FY2022: ₹ 34.38 billion

FY2021: ₹ 25.86 billion

Country of presence: India

Clause 1.5, Regulation 30 read with para A of part A of Schedule III of the SEBI (Listing Obligations & Disclosure Requirements) Regulations, 2015

a.	Details and need for the arrangement

The salient features of Scheme of Arrangement are as follows:

(a)  Equity shares held by the public shareholders of ICICI Securities will be cancelled and the equity shares of ICICI Securities shall be deemed to be delisted.

(b)  In lieu of and as a consideration for the cancellation of the shares, all public shareholders of ICICI Securities will receive equity shares of the Bank in the below mentioned Share Exchange ratio.

(c)  All the public shareholders of ICICI Securities would be allotted 67 equity shares of ICICI Bank of face value ₹ 2 each for every 100 equity shares of ICICI Securities of face value ₹ 5 each (“Share Exchange Ratio”).

(d)  All employees holding employees stock options and employees stock units in ICICI Securities, will receive employee stock options and employee stock units, as applicable, from ICICI Bank based on the Share Exchange ratio and the stock options and employee stock units granted by ICICI Securities shall stand cancelled.

(e)  The scheme will be effective subject to approval from the National Company Law Tribunal (NCLT), no-objection certificates from the stock exchanges, Reserve Bank of India (RBI) approval, approval of 2/3rd majority of ICICI Securities’ public shareholders and majority approval of ICICI Bank’s public shareholders, and other statutory and regulatory approvals as required.

Chapter VI, Part C, Regulation 37 of the SEBI (Delisting of Equity Shares) Regulations, 2021 provides for a listed subsidiary company to be delisted through a scheme of arrangement. The Proposed Transaction would enable both the entities to better capitalise on the synergies in line with the Customer 360 focus of the Bank.

b.	Quantitative and/ or qualitative effect of restructuring	Not applicable. There would not be any impact on the capital adequacy of the Bank as a result of the Proposed Transaction.
c.	Details of benefit, if any, to the promoter/promoter group/group companies from such proposed	Not applicable. ICICI Bank does not have any promoters.

restructuring; Impact of the scheme on the shareholders
d.	Brief details of change in shareholding pattern (if any)of all entities

As on March 31, 2023, ICICI Bank held 74.85% of the equity shares of ICICI Securities and the balance 25.15% equity shares were held by the public. Pursuant to the Proposed Transaction, ICICI Securities will become a wholly owned subsidiary of the Bank.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	June 29, 2023	By:		/s/ Vivek Ranjan
			Name:	Vivek Ranjan
			Title:	Assistant General Manager